UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 30, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


05009702

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.



UFJ

Press Release

June 30, 2005

UFJ Holdings, Inc.

Correction on Supplementary to Consolidated Financial Results for the Fiscal Year Ended March 31, 2005

UFJ Holdings, Inc. ("UFJ") hereby gives notice that there was incorrect posting in Supplementary to Consolidated Financial Results for the Fiscal Year Ended March 31, 2005, publicized on May 25, 2005. UFJ makes an announcement for amendment as set forth below.

Supplementary to Consolidated Financial Results for the Fiscal Year Ended March 31, 2005

<Page 26>
II. SUMMARY OF LOANS AND OTHER ASSETS/LIABILITIES
6. BALANCE AND RATIO OF LOANS TO SMALL-SIZED COMPANIES

(Before correction)

Millions of Yen

	Combined		
	Mar. 31, 2005	Sept. 30, 2004	Mar. 31, 2004
Loans to Small-Sized Companies, etc.	24,884,561	25,554,981	27,047,930
Ratio of Loans to Small-Sized Companies, etc.	***69.92*** %	68.52 %	67.58 %

(After correction)

Millions of Yen

	Combined		
	Mar. 31, 2005	Sept. 30, 2004	Mar. 31, 2004
Loans to Small-Sized Companies, etc.	24,884,561	25,554,981	27,047,930
Ratio of Loans to Small-Sized Companies, etc.	***71.01*** %	68.52 %	67.58 %

UFJ Holdings, Inc.
June 30, 2005

Securities Report

UFJ Holdings, Inc. and UFJ Bank Limited (wholly owned subsidiaries of UFJ Holdings, Inc.) filed the "Securities Report for the Fiscal Year Ended March 31, 2005", dated June 30, 2005, with Director of Kanto Local Finance Bureau and Tokai Local Finance Bureau respectively pursuant to Article 24-5 of the Securities and Exchange.



1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 1, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
Mitsubishi Asset Management Co., Ltd.
UFJ Partners Asset Management Co., Ltd.

Merger Agreement Signed to Form New Asset Management Company

Tokyo, July 1, 2005 --- In dedicated pursuit of management integration of the two groups, subject to approval by the relevant authorities, Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (President & CEO: Ryosuke Tamakoshi), and the two groups' asset management companies, Mitsubishi Asset Management Co., Ltd. (Mitsubishi Asset Management; President: Ryujiro Yagasaki) and UFJ Partners Asset Management Co., Ltd. (UFJ Partners Asset Management; President: Koichi Miyazaki) and other relevant parties have been pursuing preparations and discussions towards merger of the asset management companies. Today, the two asset management companies signed a merger agreement. The main details of the merger agreement are shown in the appendix to this release.

At the end of May this year, Mitsubishi Asset Management and UFJ Partners Asset Management were ranked sixth and fifth respectively in the industry by balance of domestic, publicly offered investment trusts and are highly appreciated by customers in the investment trust business. Through this merger, the strengths in product development, fund management and sales of the two companies will be combined. In addition, through the management integration of MTFG and UFJ group, and by leveraging the fund management resources of the new trust bank (Mitsubishi UFJ Trust and Banking Corporation), which will be Japan's largest by assets under management, the new asset management company will be able to expand its product line-up, etc., and provide a service that responds quickly and accurately to the broad-ranging needs of its customers.

Furthermore, as of the end of May 2005, the combined investment trust assets of Mitsubishi Asset Management and UFJ Partners Asset Management were 4,621.6 billion yen (an increase of 1,221.6 billion yen from the end of May 2004) and the equivalent to fifth in the industry. Based on the framework of the integrated business group system of the new Group, the new asset management company will seek to develop the top-quality sales base and complementary advantages of the new bank, the new trust bank and the new securities company. It will also further strengthen relationships with a wide variety of external sales companies and strive to consolidate a leading position in Japan's asset management business.

* * *

Appendix

Main details of the merger agreement

1. Name of the new asset management company

Mitsubishi UFJ Asset Management Co., Ltd.

2. Merger method

Mitsubishi Asset Management will be the surviving entity and UFJ Partners Asset Management will be dissolved.

3. Date of general meeting of shareholders to approve the merger

July 25, 2005 (for both companies)

4. Date of merger

October 1, 2005

5. Address of headquarters

1-4-5 Marunouchi, Chiyoda-ku, Tokyo (current headquarters of Mitsubishi Asset Management)

6. Directors (excluding part-time directors)

Chairman (Representative Director): Ryujiro Yagasaki (currently President, Mitsubishi Asset Management)

President (Representative Director) : Koichi Miyazaki (currently President, UFJ Partners Asset Management)

Senior Managing Director (Representative Director): Moritoshi Hattori (currently Senior Managing Director, Mitsubishi Asset Management)

Managing Directors:
Yasufumi Imaki (currently Managing Director, Mitsubishi Asset Management)
Hirohiko Sato (currently Managing Director, Mitsubishi Asset Management)
Sumiyoshi Matsuzaki (currently Director and Senior Executive Officer, UFJ Partners Asset Management)
Hideaki Shigezumi (currently Director and Senior Executive Officer, UFJ Partners Asset Management)
Haruhisa Yazaki (currently Managing Director, Mitsubishi Asset Management)

Directors:
Takayuki Shimosato (currently Director and Executive Officer, UFJ Partners Asset Management)
Yoshiyuki Ishida (currently Director and Executive Officer, UFJ Partners Asset Management)

7. Allocation of new shares

In respect of the 2,608,545 outstanding ordinary shares of UFJ Partners Asset Management, 96,159 ordinary shares of Mitsubishi Asset Management will be allocated.

Note: As regards the allocation of new shares, based on the valuation of each company's shares as calculated by KPMG FAS Co., Ltd., mainly based on the adjusted net asset value and discounted cash-flow methods, the two merging companies discussed and decided the allocation of shares.

8. Payment with respect to allocation

There will be no payment with respect to this allocation.

[Reference] Outline of Merging Companies

Company Name		Mitsubishi Asset Management Co., Ltd.		UFJ Partners Asset Management Co., Ltd.	
Business		Management of investment trusts, investment advisory business		Management of investment trusts, investment advisory business	
Date of establishment		August 1985		December 1959	
Registered head office		Chiyoda-ku, Tokyo		Chuo-ku, Tokyo	
Representative		Ryujiro Yagasaki		Koichi Miyazaki	
Paid in capital		2.0 billion yen		15.2 billion yen	
Number of issued shares		27,939 shares		2,608,545 shares	
Shareholders' equity		6.6 billion yen		51.4 billion yen	
Total assets		13.2 billion yen		57.9 billion yen	
Investment trusts balance (as of November 30, 2004)		Publicly offered: 1,464.6 billion yen Privately placed: 897.9 billion yen Total: 2,362.5 billion yen		Publicly offered: 2,014.1 billion yen Privately placed: 245.1 billion yen Total: 2,259.1 billion yen	
Number of employees		136		190	
Shareholders (percentage holding)		Mitsubishi Tokyo Financial Group (50.0%) Mitsubishi Trust and Banking Corporation (25.0%) The Bank of Tokyo-Mitsubishi (15.0%) Mitsubishi Securities (2.8%) 31 regional banks (7.2%)		UFJ Holdings (100.0%)	
Business results		FY ended March 2004	FY ended March 2005	FY ended March 2004	FY ended March 2005
	Operating revenue	8.91 billion yen	10.48 billion yen	11.99 billion yen	15.58 billion yen
	Operating expense	7.16 billion yen	7.57 billion yen	11.91 billion yen	13.74 billion yen
	Operating profit	1.75 billion yen	2.91 billion yen	0.07 billion yen	1.84 billion yen
	Ordinary profit	1.75 billion yen	2.92 billion yen	0.40 billion yen	2.60 billion yen
	Net income	1.26 billion yen	1.44 billion yen	1.46 billion yen	2.60 billion yen

* The Mitsubishi Asset Management business results for the year ended March 2004 are a total of the results for the former Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. on a simple combined base.